Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Memorial Production Partners GP LLC:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Memorial Production Partners LP of our report dated June 22, 2011, with respect to the balance sheet of Memorial Production Partners LP as of April 27, 2011 and our report dated June 22, 2011, with respect to the combined balance sheets of Memorial Production Partners LP Predecessor (as described in Note 1 to those financial statements) as of December 31, 2010 and 2009, and the related combined statements of operations, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2010, which reports appear in the November 9, 2011 registration statement (No. 333-175090) on Form S-1/A of Memorial Production Partners LP.

/s/ KPMG LLP

Dallas, Texas

December 14, 2011